February 28, 2011

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Mill City Gold Corp.
Registration Statement on Form 20-F
Filed on January 14, 2011
File No. 0-54242

Dear Ms. Parker:

On behalf of Mill City Gold Corp. (the “Company”), Amendment No. 1 to the registration statement on Form 20-F is being filed.

The comments of the Staff in its letter dated February 10, 2011, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

Registration Statement on Form 20F-12G

General

1.
To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates.  If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

Response:  Your request has been noted.

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2011

2.
The Form 20-F registration statement will become automatically effective 60 days from the date you filed it with the Commission.  See Section 12(g)(1) of the Securities Exchange Act of 1934.  Please ensure that your disclosures are updated to provide information that is reasonably available at or near the time of effectiveness.  Please be advised that, upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

Response: The Company is aware that it will become subject to the reporting requirements of the Exchange Act on March 15, 2011. Disclosures throughout the document have been updated.

3.
We note your statement on page 20 that your wholly-owned subsidiary, Mill City Gold Inc. “is in the process of being wound up” but note 11(c) on page FF-13 states, “Wound up its wholly-owned subsidiary.”  Please advise, and expand your disclosures to explain the circumstances of your relationship and dissolution.

Response:  Complied.  The disclosure on page 19 has been expanded to clarify the status of Mill City Gold, Inc.  While it was wound up from an accounting standpoint, it was still being dissolved as a corporation.

4.
We note your disclosure on page 28 that you have “no exploration plans for the GP2 property for 2011,” which appears inconsistent with your statement on page 29, “In 2010, the Company issued shares . . . to extend its exploration commitments by one year” and your press release, dated July 27, 2010.  Please revise for consistency.  Also, please file the amendment to your agreement, filed as Exhibit 4.2.

Response:  Complied.  The Company has revised the disclosure on pages 27 and 28 to indicate that it plans to further extend the deadline for its work commitments on the GP2 property.  The Company is filing the Receipts from Rainy Mountain Royalty Corp. and Temex Resources Corp., which acknowledge the extension, as Exhibit 4.6.

5.
In addition, please file the October 2010 option and joint venture agreement relating to the Croxall property, as discussed on page 30.  Disclose this agreement in the “Material Contracts” section on page 45 or tell us why this is not a material contract.  If this is the same agreement as the Letter Agreement dated September 21, 2010 filed as Exhibit 4.3, please revise your disclosures for consistency.

Response:  The letter agreement dated September 21, 2010 filed as Exhibit 4.3 is the actual option and joint venture agreement pertaining to the Croxall property.  The October 2010 date was used on page 30 since TSX Venture Exchange approval was required before the Company could issue the 250,000 Mill City common shares required within 30 days of execution and delivery of the agreement.  Exchange approval was received in October 2010.  To avoid confusion, the Company has revised the disclosure on page 30.

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2011

Key Information, page 8

Selected Financial Data

6.
Modify the GAAP reconciliations in this section as necessary to conform to the revisions that will be required to resolve the issues raised in other comments on the corresponding disclosures that appear in your financial statements.

Response:  Complied.  See page 9.

Information on the Company, page 17

History and Development of the Company, page 17

7.
Please expand your disclosures to explain the basis for management’s decisions to terminate your interests in several properties.  For example, we note that you cancelled your options on the Northern Star Eagle and the Southern Star Eagle claims.

Response: Complied. See pages 17 and 18.

Operating and Financial Review and Prospects, page 28

Overview, page 28

8.
Please revise your “Overview” to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same.  These challenges and risks could be related to how the company earns revenue and income and generates cash.  For example, a brief overview of the company’s recent losses along with its outstanding debt would appear to be beneficial to investors.  For a more detailed discussion of what is expected, please refer to: http://www.sec.gov/rules/interp/33-8350.htm.  See also, Instruction 5 to Item 5 of Form 20-F.

Response: Complied. See page 29.

Liquidity and Capital Resources, page 30

9.
We note your statement, “Currently, the Company does not have sufficient funds to complete the exploration activities required during the current year.”  Please clarify whether this statement refers to your recent $1.5 million financing, in addition to your working capital as of a recent date.

Response:   Complied.  See the revised disclosure on page 30.

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2011

Summary Compensation Table, page 32

10.	Please disclose the nature of the remuneration with respect to each officer in the “All Other Compensation” column.

Response:  Complied.  See footnote 5 to the table on page 33.

Related Party Transactions, page 39

11.	Please reconcile your disclosure in this section that you have no related party transactions with your disclosure in Note 9 found on page F-18, which lists several related party transactions.

Response: Complied. See the revised disclosure on page 40.

Quantitative and Qualitative Disclosures about Market Risk, page 50

12.	Please advise as to the basis for your conclusion that disclosure in response to Item 11 of Form 20-F is not applicable. We note that you refer to financial risk management in note 11(b) on page F-19.

Response:   Item 11(e) states that small business issuers need not provide the information required by Item 11.  The Company fits the definition of a small business issuer.

Financial Statements

Note 5 – Unproven Mineral Interests, page F-13

13.
We understand that you valued shares of common stock at $0.16 each when you purchased the GP2 property in September 2008; and at $0.05 each on the first anniversary of the agreement.  If these shares were issued at fair market value as indicated on page F-14, it appears that some of the common stock prices you disclose on page 40 would need to be corrected to reflect the high and low over the course of each year to comply with Item 9.A.4(a) of Form 20-F.

Response:  The Company reviewed the common stock prices appearing on pages 41 and 42 and discovered errors in the tables. The tables have been corrected.  The price of $0.16 in September 2008 is within the range of $0.095 to $0.235 and the price of $0.05 in September 2009 is within the range of $0.03 to $0.055.

Note 13 – Differences Between Canadian and United States Generally Accepted Accounting Principles, page F-21

14.	Tell us the reasons for the difference between the 2008 exploration costs reported on page F-7 of $1,166,221 and the 2008 cash expenditures on unproven mineral interests reported on page

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2011

F-6 of $1,517,472.  Please describe the nature of the variance, indicate whether it is an acquisition or exploration cost, and identify the period in which the transaction occurred and the obligation to pay was incurred.

Response:  As set forth in the Consolidated Schedule of Unproven Mineral Interests on page F-7, the Company during 2008 incurred acquisition costs of $522,501 and exploration costs of $1,166,221 for a total of $1,688,722.  As shown in the Consolidated Statements of Cash Flows on page F-6, $1,517,472 of this amount was paid in cash and as shown in Note 10 on page F-19, $171,250 was paid through the issuance of shares:

2008 Acquisition costs (Consolidated Schedule of Mineral Interests)	$522,501
2008 Exploration costs (Consolidated Schedule of Mineral Interests)	1,166,221
Total	$1,688,722

Paid by way of:
Cash (Consolidated Statements of Cash Flows)	$1,517,472
Shares (Note 10 – Supplemental Cash Flow Information)	171,250
Total	$1,688,722

15.
We note that you are eliminating all of the expenditures on unproven mineral interests reported as investing cash outflows in your primary financial statements under Canadian GAAP on page F-6 in deriving your U.S. GAAP investing cash flow presentation on page F-22.  The amounts you report are $28,236, $1,517,472, and $94,343 for 2009, 2008 and 2007.  Your disclosure in the second paragraph on page F-23 indicates that you intended to characterize these cash flows as operating activities under U.S. GAAP.  However, you are presenting differences in operating cash flows under Canadian and U.S. GAAP of $239,038, and $684,695 for 2009 and 2008, and you have not identified any specific or additional differences in the cash flow presentation.  Please correct your information.  We expect that you will need to replace the reconciliation showing your Canadian GAAP measure of operating cash flows adjusted for net loss under Canadian and U.S. GAAP with a reconciliation of operating cash flows that includes only the cash items for which a difference in presentation exists.

Response: Complied. See the revised presentation on page F-22.

16.
We note that you have described GAAP differences pertaining to flow-through shares and income taxes under points (c) and (e) on page F-23 although in each case you conclude that there are no material differences to report.  However, in your reconciliations of net loss and deficit under Canadian and U.S. GAAP on page F-21 you identify a reversal of future income tax recovery of $225,000 for 2009, with a footnote reference to your flow-through share discussion.  Please revise your presentation as necessary to include a logical footnote reference and adequate disclosure of the difference you report.  If you quantify differences in the reconciliations these should be specifically addressed in your disclosures.

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2011

Response: Complied. See the revised note disclosure on page F-23 to point (c).

17.
We note that you present a $100,000 reconciling item when presenting total assets and deficit under U.S. GAAP on page F-21 and describe this as goodwill related to a reverse acquisition in point (d) on page F-23.  We understand from your disclosure on page F-9 that you assess goodwill for impairment at least annually.  Please expand your disclosure pertaining to this reconciling item to include details of the transaction in which you recorded goodwill.  Tell us the Canadian GAAP literature which you believe permitted the recognition of goodwill relating to the value of the stock market listing; and submit the impairment analyses that you performed in each of the preceding three years.

Please ensure that your disclosure includes details sufficient to understand how you concluded that you completed a reverse merger, and to support your view of the transaction as a recapitalization or business acquisition.  It should also be clear how you determined that goodwill was not impaired in any subsequent period.

Response:   Complied.  The disclosure in Note 13.d. on page F-23 to the financial statements has been expanded to address the details of the transaction as requested.

At the time of the reverse acquisition transaction in 2002, the relevant Canadian guidance for reverse takeover accounting was EIC-10 Reverse takeover accounting.  Under EIC 10, reverse acquisitions were accounted for as business combinations and it was not unusual to recognize goodwill relating to the value of the stock market listing.  EIC-10 was revised, with effect as of March 31, 2003, and reverse acquisition transactions were no longer considered to be business combinations under Canadian GAAP and recognition of goodwill in such transactions was no longer permitted.  The amendment to EIC-10 was not permitted to be applied retroactively.

In terms of impairment assessment, the Company has concluded that impairment would only be recognizable under Canadian GAAP if the Company were to either cease to be listed on the TSX Venture Exchange, or otherwise cease to carry on an active business.  The Company has been listed on the TSX Venture Exchange and has carried on its mineral exploration business continuously since October 31, 2002.

Unaudited Financial Statements for the Nine Months Ended September 30, 2010

Note 12 – Differences Between Canadian and United States Generally Accepted Accounting Principles, page FF-14

18.	Revise the GAAP reconciliations and explanatory notes in this section as necessary to conform to the corrections necessary in the corresponding note to your annual financial statements.

Response:   Complied.  See pages FF-15 through FF-17.

Subsequent Events, page FF-13

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2011

19.
We note that you entered into an option agreement for an interest in the Rosebud 12 Property located in Yukon, Canada.  You also indicate that you must make cash payments totaling $1.375 million and issue 2.8 million common shares over a five year period although you may issue common shares in lieu of the annual cash payments.  Please expand your disclosure to clarify whether payment of the various components of the arrangement are optional or required, indicate the manner by which you will be valuing the 2.8 million shares when issued, explain how the number of shares would be determined if you pay in shares rather than cash, describe any circumstances under which the counterparty could require payment in shares, and to explain the consequences of not being able to perform or make payments called for under the arrangement.

Response:   The Company must make the payments, issue shares and incur exploration expenditures as set forth in the option agreement if it wants to earn the 70% interest in the property.  The disclosure has been expanded to describe the details of the arrangement and the consequences of the Company failing to perform under the option agreement.   See pages 22, F-20, F-21, FF-14 and FF-15.

Engineering Comments

General

20.
We note your disclosure referring to mines and other mineral properties that exist in the proximity of your property.  Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties.  Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine.  Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

Response:   Complied.  See pages 20 through 28.

Property, Plant, and Equipment, page 20

21.	For each of your properties please disclosure your proposed 2011 exploration expenditures pursuant to Section (B)(4)(i) of Industry Guide 7.

Response: Complied. See pages 22 and 26.

22.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and any infrastructure located on your property.

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2011

Response:   Complied.  See pages 20, 23 and 26.

Rosebud 12 Property page 20

23.
We note you state “The Rosebud 12 property was staked to cover the inferred source of a 99th percentile Geological Survey of Canada (“GSC”) gold silt anomaly (greater than 99.9 parts per billion gold) in the headwaters of Rosebud Creek.”  Please clarify this statement in regards to the inferred source of a 99th percentile Geological Survey of Canada (“GSC”) gold silt anomaly.

Response:   The geologist hired by The Yukon Cornelius Syndicate (the optionor) has reported to the Company that Yukon regional geochemical data were collected, analyzed and published by the Geological Survey of Canada as a series of open files of difference ages covering different map sheets.  The data were later compiled and released as two large data files, one covering the west and south part of the Yukon and the other covering the north and east.  This geologist initially combined the two GSC files and calculated the percentile ranges for various elements from the spreadsheet, as well as plotting the absolute gold values on the map.  He later discovered that Daniele Heon of the Yukon Geological Survey had done the same thing in 2003 and re-published the GSC stream sediment geochemistry o f the Yukon in a combined downloadable file that can be found at http://www.geology.gov.yk.ca/databases_gis.html#Databases

More specifically, the database is the first one listed (Regional stream sediment geochemistry).  The percentile ranges were calculated from the dataset that covers the whole Yukon, not from the individual GSC open files that cover single map sheets.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage
Fay M. Matsukage

Enclosure

Cc:	Mill City Gold Corp.
D+H Group LLP